As filed with the  Securities  and Exchange  Commission on October 26, 2000
                                                              File No.__________


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                    Form SB-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              JAVA SOLUTIONS, INC.
             (Exact name of registrant as specified in its charter)

     Nevada                             522200                    75-2887322
------------------              -------------------------    -------------------
(State or jurisdiction of       (Primary Industrial           I.R.S. Employer
incorporation or organization)   Classification Code No.)     Identification No.

          17418 Shadow Valley Drive, Spring, Texas 77379 (713) 304-1970
         ---------------------------------------------------------------
   (Address, including the ZIP code & telephone number, including area code of Registrant's principal executive office)

                                 Shannon Sherer
          17418 Shadow Valley Drive, Spring, Texas 77379   (713) 304-1970
          ---------------------------------------------------------------
(Name, address, including zip code, and telephone number, including area code of agent for service)

           Copies to:    T. Alan Owen & Associates, P.C.
           ---------
                                Attorneys at Law
                       1112 East Copeland Road, Suite 420
                             Arlington, Texas 76011
                                 (817) 460-4498

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.



                         CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------
Title of Each        Amount      Proposed Maximum  Proposed            Amount of
Class of Securities  To be       Offering Price    Maximum Aggregate   Registration
to be Registered     Registered  Per Share (1)     Offering Price (1)  Fee
-----------------------------------------------------------------------------------
Common stock,
$0.001 par value
Minimum                  50,000            $1.00           $  50,000        $  14
Maximum                 500,000            $1.00           $ 500,000        $  70

-----------------------------------------------------------------------------------

Total maximum           500,000            $1.00           $ 500,000        $269(2)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

(1) Estimated solely for the purpose of calculating the registration fee.
(2) Represents minimum fee.

                                                         Initial public offering
                                                         prospectus
                              Java Solutions, Inc.

                 Minimum of 50,000 shares of common stock, and a
                    Maximum of 500,000 shares of common stock
                                 $1.00 per share

         We are making a best efforts offering to sell common stock in our company. We own the master franchise to Java Centrale, a specialty coffee cafe franchiser and wholesaler/retailer of coffee and we also sell specialty coffee over the internet. The common stock will be sold by our sole officer and director, Shannon Sherer. The offering price was determined arbitrarily and we will raise a minimum of $50,000 and a maximum of $500,000. The funds will be held in escrow by an attorney until the minimum amount is sold, at which time the funds will be released to the company and stock certificates issued. The offering will end on April 30, 2001 and should we not sell the minimum amount, the funds will promptly be returned to the investors and no interest will be paid on these funds.


The Offering:
                               Minimum offering              Maximum offering
                         -------------------------     -------------------------
                         Per Share         Amount      Per Share         Amount
                         ---------        --------     ---------        --------
Public Offering Price        $1.00        $ 50,000         $1.00        $500,000
Offering expenses            $0.34          16,769          0.07          33,769
                             -----        --------     ---------        --------
Net proceeds                 $0.66        $ 33,231         $0.93        $466,231


There is currently no market for our shares and no market may ever develop for our shares.
                          ----------------------------

This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See "Risk Factors" beginning on Page 3.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

                          -----------------------------


                    This Prospectus is dated October 26, 2000

                               PROSPECTUS SUMMARY

OUR COMPANY

         We were incorporated on May 17, 2000 in the State of Nevada. We own the master franchise to Java Centrale, a specialty coffee cafe franchisor and wholesaler/retailer of coffee and we also sell specialty coffee over the internet. The funds from this offering will allow us to continue advertising our website, increase exposure for our brand of coffee and attract more franchisees to retail our coffee. The minimum funds raised in this offering will take us to a point where we reach the operating stage.

         As well as being a newly formed company, we:
o        are controlled by one individual;
o rely on our sole officer and director to manage the business, this offering and continuing operations to see us through to profitability;
o        have limited operating history with little revenue from operations; and
o received a report from our independent certified public accountant who gave us a 'going concern' opinion which states that we do not have sufficient capital or operations to show that we can continue as a viable business for the coming year.


THE OFFERING
                                                       Minimum          Maximum
                                                      ---------        ---------
Common shares offered                                    50,000          500,000
Common shares outstanding before this offering        3,200,000        3,200,000
                                                      ---------        ---------
Total shares outstanding after this offering          3,250,000        3,700,000

Officers, directors and their affiliates will not be able to purchase shares in this offering.


USE OF PROCEEDS

Most of the money you invest will represent proceeds to the company. We will use the proceeds from this offering to:
         o        pay expenses of this offering
         o        develop our website to offer more products and better service
         o        marketing and general working capital

                                  RISK FACTORS

         You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision.


We are a recently formed company, formed in the State of Nevada on May 17, 2000, with limited activity and losses that may continue for the foreseeable future.

         We have not achieved profitability and expect to continue to incur net losses for the foreseeable future. We expect to incur significant operating expenses and, as a result, will need to generate significant revenues to achieve profitability, which may not occur. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future. If we are unable to achieve profitability, your investment in our common stock may decline or become worthless.

We rely on our sole officer for decisions and he will retain substantial control over our business after the offering and may make decisions that are not in the best interest of all stockholders.

         Upon completion of this offering, our sole officer will, in the aggregate, beneficially own approximately 92.31% (or 81.08% if maximum is sold) of the outstanding common stock. As a result, our sole officer will have the ability to control substantially all the matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. He will also control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to take control of us, even if the transaction would be beneficial to other stockholders. This in turn could materially cause the value of our stock to decline or become worthless.

We may have to raise additional capital which may not be available or may be too costly.

         Our capital requirements are and will continue to be more than our operating income. We do not have sufficient cash to indefinitely sustain operating losses. Our potential profitability depends on our ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels. We cannot assure you that we will be able to operate on a profitable basis or that cash flow from operations will be sufficient to pay our operating costs. We anticipate that the funds raised in this offering will be sufficient to fund operations through June 2001. Thereafter, if we do not achieve profitability, we will need to raise additional capital to finance our operations. We anticipate seeking additional financing through debt or equity offerings. We cannot assure you that additional financing will be available to us, or, if available, any financing will be on terms acceptable or favorable to us. If we need and cannot raise additional funds, further development of our business, upgrades in our technology, additions to our product lines may be delayed and we otherwise may not be able to execute our business plan, all of which may have a material adverse effect on our operations; if this happens, the value of your investment will decline and may become worthless.

We are dependent on one supplier for all our franchise coffee shipments and if we lose this relationship without replacing it, our business could decline and cause your investment to become worthless.

         We are dependent on one supplier, Coffee Bean International, to supply all of our coffee to our franchisees. If this supplier relationship goes away for some reason, we may be unable to replace the suppler relationship in time to salvage our franchise business in time by finding a suitable substitute coffee for them. Should this happen, it could have a material adverse impact on our franchisees which could cause a loss of business and the value of your investment to decline or become worthless.


                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements. These forward-looking statements are not historical facts but rather are based our current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus.


                                    DILUTION

         If you purchase common stock in this offering, you will experience an immediate and substantial dilution in the projected book value of the common stock from the price you pay in this initial offering.

         The projected book value of our common stock as of September 30, 2000 was $25,175 or $0.01 per share. Projected book value per share is equal to our total assets, less total liabilities, divided by the number of shares of common stock outstanding.

         After giving effect to the sale of common stock offered by us in this offering, and the receipt and application of the estimated net proceeds (at an initial public offering price of $1.00 per share, after deducting estimated offering expenses), our projected book value as of September 30, 2000 would be approximately $43,281 or $0.03 per share, if the minimum is sold, and $476,281 or $0.12 per share, if the maximum is sold.

         This means that if you buy stock in this offering at $1.00 per share, you will pay substantially more than our current shareholders. The following represents your dilution:

o if the minimum of 50,000 shares are sold, an immediate decrease in book value to our new shareholders from $1.00 to $0.01 per share and an immediate increase in book value per common share to our current stockholders.
o if the maximum of 500,000 shares are sold, an immediate decrease in book value to our new shareholders from $1.00 to $0.13 per share and an immediate increase in book value per common share to our current stockholders.

The following table illustrates this per share dilution:
--------------------------------------------------------
                                                            Minimum     Maximum
Assumed initial public offering price                        $1.00       $1.00

Projected book value as of September 30, 2000                $0.00       $0.00
Projected book value after this offering                     $0.01       $0.13
Increase attributable to new stockholders:                   $0.01       $0.13

Projected book value
    as of September 30, 2000 after this offering             $0.01       $0.13
Decrease to new stockholders                                ($0.99)     ($0.87)
Percentage dilution to new stockholders                         99%         87%

         The following table summarizes on a projected basis as of September 30, 2000, shows the differences between the number of shares of common stock purchased, the total consideration paid and the total average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering:

Minimum offering
----------------
                     Number          Percent                  Average
                    of shares       of shares     Amount      price per     %
                      owned           owned         paid        share      paid
--------------------------------------------------------------------------------
Current
shareholders        3,200,000         98.5       $ 13,000     $ 0.004      20.6

New investors          50,000          1.5       $ 50,000     $ 1.00       79.4
                    ------------------------------------------------------------


Total               3,250,000        100.0       $ 63,000

Maximum offering
----------------
                     Number          Percent                  Average
                    of shares       of shares     Amount      price per     %
                      owned           owned         paid        share      paid
--------------------------------------------------------------------------------
Current
shareholders        3,200,000         86.5       $  13,000    $ 0.004       2.6

New investors         500,000         13.5       $ 500,000    $ 1.00       97.4
                    ------------------------------------------------------------


Total               3,700,000        100.0       $ 513,000


                              PLAN OF DISTRIBUTION

         This is a direct participation offering of our common stock and is being sold on our behalf by our sole officer and director, who will receive no commission on such sales. All sales will be made by personal contact by our sole officer and director, Shannon Sherer. We will not be mailing our prospectus to anyone or soliciting anyone who is not personally known by Ms. Sherer, introduced to Ms. Sherer and personally contacted by her or referred to her.

         The money we raise in this offering before the minimum amount is sold will be held under an escrow agreement with T. Alan Owen & Associates, P.C., Attorneys at Law. Such funds will be refunded immediately, without interest, if the minimum amount is not sold by April 30, 2001.

         Certificates for shares of common stock sold in this offering will be delivered to the purchasers by Signature Stock Transfer, Inc., the stock transfer company chosen by the company as soon as the minimum subscription amount is raised.

                                 USE OF PROCEEDS

         The total cost of the offering is estimated to be $16,769 if the minimum is sold, or $33,769 if the maximum is sold, consisting primarily of legal, accounting and blue sky fees. We will pay these costs out of the funds we raise in this offering.

         The following table shows how we plan to use the proceeds from selling common stock in this offering, reflecting the minimum and maximum subscription amounts:

                                                      $50,000          $500,000
                                                      minimum           maximum
--------------------------------------------------------------------------------
Legal, accounting & printing expenses                   9,500            26,500
Other offering expenses                                 7,269             7,269
Net proceeds to company                                33,231           466,231
                                                     --------         ---------
Total                                                $ 50,000         $ 500,000

The following describes each of the expense categories:

o        legal,   accounting  and  printing   expense  is  the  estimated  costs
         associated with this offering;
o other offering expenses includes SEC registration fee, blue sky fees and miscellaneous expenses with regards to this offering.

         The following table shows how we plan to use the net proceeds to the company:

                                                  $50,000         $500,000
                                                  minimum         maximum
--------------------------------------------------------------------------------
Development of website                           $   6,000        $ 30,000
Office equipment                                     4,000          36,000
Salaries                                               -0-          80,000
Internet security                                      -0-          12,000
Advertising our website                             18,000         138,000
Expenses in opening coffee house                       -0-         150,000
General corporate overhead                           5,231          20,231
                                                 ---------        --------
Proceeds to company                              $  33,231        $466,231


                             DESCRIPTION OF BUSINESS

         We were incorporated in Nevada on May 17,2000. Our founder, Shannon Sherer, is our sole director, officer and employee and holds 3,000,000 shares of common stock which we issued to her for $3,000, composed of $500 cash and $2,500 of her services.

         We own the master franchise rights to Java Centrale, a specialty coffee cafe franchiser and wholesaler/retailer of coffee. We purchase high quality whole bean coffees and sell them, along with fresh, rich brewed coffees, Italian-style espresso beverages, primarily through its franchised retail stores. We also operate a website at www.java-solutions.net.
                                     -----------------------

         In addition to sales through its franchised-operated retail stores, We sell whole bean coffees through a specialty sales group and a direct response business, although this segment of our business is just being developed. Our objective is to establish Java as a recognized and respected brand of coffee. To achieve this goal, we plan to continue to expand our franchise operations, develop our specialty sales and direct response businesses, and selectively pursue other opportunities to leverage the Java Centrale brand through the introduction of new products and the development of new distribution channels.

         We are committed to selling only the finest whole bean coffees and coffee beverages. We purchase our coffee beans from companies that buy green coffee beans and then roast them to our standards; the roasted coffee beans are grown from coffee-producing regions around the world.

         All our franchises offer a choice of regular or decaffeinated coffee beverages, a broad selection of European-style espresso beverages and distinctively packaged, roasted whole bean coffees. The stores also offer a selection of fresh pastries and other food items, sodas, juices, tea, and coffee-making equipment and accessories. Each Java Centrale store varies its product mix depending upon the size of the store and its location. The cafes carry a broad selection of the our whole bean coffees in various sizes and types of packaging, as well as an assortment of coffee and espresso-making equipment and accessories such as coffee grinders, drip coffee makers, espresso machines, coffee filters, storage containers, travel tumblers and mugs.

Direct Response. Our direct response operations ensure that fresh Java coffee and products are conveniently available via on-line. We operate an electronic store on the internet that allows customers to order their favorite coffee and products on-line. We believes that the our direct response operations support its expansion into new markets and reinforce brand recognition in existing markets.

Competition. Our whole bean coffees compete directly against specialty coffees sold at retail through supermarkets, specialty retailers, and a growing number of specialty coffee stores and against all restaurant and beverage outlets that serve coffee and a growing number of espresso stands, carts, and stores. Both our whole bean coffees and its coffee beverages compete indirectly against all other coffees on the market. We believe that customers choose among retailers primarily on the basis of product quality, service and convenience, and, to a lesser extent, on price.

         In addition to the competition generated by supermarket sales of coffee, we competes for whole bean coffee sales with franchise operators and independent specialty coffee stores. In virtually every major metropolitan area where Java Solutions operates and expects to expand, there are local or regional competitors with substantial market presence in the specialty coffee business.

         Our  specialty   sales  and  direct   response   businesses  also  face
significant competition from established wholesale and mail order suppliers, some of whom have greater financial and marketing resources than the Company.


                               PLAN OF OPERATIONS

         Following is our plan of operations based upon the amount of capital we raise in this offering. We will be engaged in marketing and sales of gourmet coffee. In order to operate and market these products, we have to have capital to fund the purchase of inventory. We are currently seeking to raise between $50,000 and $500,000 to expand our business.

         We will market our coffee products directly to the consumer through the Internet as well as through grocery stores, gourmet food stores and coffee houses.

Assuming we raise the minimum amount in this offering, netting approximately $33,000 to the Company, we will be able to fund the following:

o        Purchase inventory;
o Limited advertising on banner and brick ads on other Internet companies' websites; and
o        Design enhancements to the existing website.

         At this level of funding, we should be able to concentrate our sales efforts through the Internet. We will not pay salaries until such time as we are generating revenue from our sales; our overhead will be minimal because we will be using the resources of our President. At this level of funding, growth will be slow, however, we will be profitable and operationally self sustaining and the Company will not need to raise additional capital for operations.

Assuming we raise the maximum amount in this offering, netting approximately $466,000 to the Company, we will be able to accomplish the following:

o        Purchase more inventory;
o Advertise on banner and brick ads on other Internet companies' websites;
o Launch an e-mail campaign to attract first time purchasers with a "two for one sale";
o Purchase key words on certain search engines so that if a net surfer types in a search word such as "coffee" and "java", our Company's ad will appear;
o Advertise on "talk" format radio stations in the Dallas/Fort Worth area; and
o        Open a Coffee House.

         At this level of funding, we will purchase software unique to inventory control and sales to enable us to service our customers. However, the major portion of funds will be used to fund inventory, marketing, and to operate a coffee house since that is the way we will build up our revenue and growth. If we raise the maximum amount in this offering, we will not need to raise additional funds in the next six months.

         We believe the key to building sales is purchasing and marketing quality gourmet coffee products.

                             DESCRIPTION OF PROPERTY

         Our corporate facilities are shared with our sole officer and director which includes the use of telephones and equipment for $100.00 per month. This arrangement started in July 2000 and will continue until such time as the Company needs and can afford to lease its own office facilities.

         We also lease space on an internet service provider's server based upon the amount of memory we use.

             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

         The directors and officers of the company, their ages and principal positions are as follows:

              Name                  Age       Position
--------------------------------------------------------------------------------
              Shannon Sherer        36        President; Secretary and Director

Background of Directors and Executive Officers:

Shannon Sherer. Ms. Sherer, graduated from Texas Christian University, Fort Worth, Texas in 1986 and graduated from the Texas Paralegal School, Houston, Texas in 1988. Since that time she has been employed as a para-legal.

         Initially, Ms. Sherer will not spend full time on the activities of the company since her current activities take up some of her time. In addition, the company's activities need very little time since most steps in the business of the company are automated. Initially, she expects to spend one quarter of her time per week and increase that weekly time as the activities of the company require. Ms. Sherer is prepared to devote herself full time to the success of the company.

                     REMUNERATION OF DIRECTORS AND OFFICERS

         Our sole officer and director has received no compensation other than the 2,500,000 shares of common stock she received for services on May 20, 2000 and has no employment contract with the company.

     Name of Person           Capacity in which he served         Aggregate
Receiving compensation           to receive remuneration        remuneration
--------------------------------------------------------------------------------
     Shannon Sherer           President, Secretary              2,500,000 shares
                                and Treasurer                   of common stock

         Ms. Sherer received the common stock upon formation of the company and it is impracticable to determine the cash value. Since the common stock was issued upon forming of our company for services performed which we cannot estimate the value since that work continues through the filing and effectiveness of this registration statement, with no other compensation to be granted for the work done on this filing.

         As of the date of this offering, we have no plans to pay any remuneration to anyone in or associated with our company. When we have funds and/or revenue, our board of directors will determine any remuneration at that time.

            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         In May 2000, the president of the company received 3,000,000 shares of common stock which we issued to her for $2,000, composed of $500 cash and $2,500 of her services.

         In July 2000, we entered into an agreement with a company to develop and link our website for which the company received a total of 200,000 shares valued at $0.05 per share.

         As of the date of this filing, there are no agreements or proposed transactions, whether direct or indirect, with anyone, but more particularly with any of the following:

o        a director or officer of the issuer;
o        any principal security holder;
o        any promoter of the issuer;
o any relative or spouse, or relative of such spouse, of the above referenced persons.


                             PRINCIPAL SHAREHOLDERS

         The following table lists the officers, directors and stockholders who, at the date hereof, own of record or beneficially, directly or indirectly, more than 10% of the outstanding common stock, and all officers and directors of the company:
                            Name and Address           Amount owned
     Title                       of Owner              before offering   Percent
--------------------------------------------------------------------------------
President, Secretary        Shannon Sherer                  3,000,000     93.75%
    And Director            17418 Shadow Valley Drive
                            Spring, Texas 77379
                                                            ---------    -------

Total outstanding                                           3,200,000    100.00%


After offering:    Minimum                                  3,000,000     92.31%
--------------
                   Maximum                                  3,000,000     81.08%


                            SECURITIES BEING OFFERED

         We are offering for sale common stock in our company at a price of $1.00 per share. We are offering a minimum of 50,000 shares and a maximum of 500,000 shares. The authorized capital in our company consists of 25,000,000 shares of common stock, $0.001 par value per share. As of September 30, 2000, we had 3,200,000 shares of common stock issued and outstanding.

         Every investor who purchases our common stock is entitled to one vote at meetings of our shareholders and to participate equally and ratably in any dividends declared by us and in any property or assets that may be distributed by us to the holders of common stock in the event of a voluntary or involuntary liquidation, dissolution or winding up of the company.

         The existing stockholders have no preemptive rights to purchase common stock offered for sale by us, and no right to cumulative voting in the election of our directors.

       RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

         The experts named in this registration statement were not hired on a contingent basis and have no direct or indirect interest in our company. Our attorney may purchase shares in this offering. Our certified public accountant may not purchase shares in this offering.


                                LEGAL PROCEEDINGS

         We are not involved in any legal proceedings at this time.


                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         We have retained the same accountant, Charles E. Smith, as our independent certified public accountant since our inception on May 17, 2000. We have had no disagreements with him on accounting and disclosure issues.


              DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Our certificate of incorporation provides that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Nevada law, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         We have no underwriting agreement and therefore no provision for indemnification of officers and directors is made in an underwriting by a broker dealer.

                                  LEGAL MATTERS

         Our attorney has passed upon the legality of the common stock issued before this offering and passed upon the common stock offered for sale in this offering. Our attorney is T. Alan Owen & Associates, P.C., 1112 East Copeland Road, Arlington, Texas 76011.


                                     EXPERTS

         The financial statements as of September 30, 2000, and for the period from inception (May 17, 2000) to September 30, 2000 of the company included in this prospectus have been audited by Charles E. Smith, independent certified public accountant, as set forth in his report. The financial statements have been included in reliance upon the authority of him as an expert in accounting and auditing.


                                 DIVIDEND POLICY

         To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.


                                 TRANSFER AGENT

         We will serve as our own transfer agent and registrar for the common stock until such time as this registration is effective and we sell the minimum offering, then we intend to retain Signature Stock Transfer, Inc., 14675 Midway Road, Suite 221, Dallas, Texas 75244.

                                Charles E. Smith

                           Certified Public Accountant
                                 709-B West Rusk
                                    Suite 580
                              Rockwall, Texas 75087

                            TELEPHONE (214) 212-2307

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of Java Solutions, Inc.

         I have audited the accompanying balance sheet of Java Solutions, Inc. (a development stage company) as of September 30, 2000, and the related statements of operations, stockholders' equity and accumulated deficit, and cash flows for the period from inception (May 17, 2000) to September 30, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Discount Mortgage Source, Inc. as of September 30, 2000, and the results of operations and its cash flows for the period from inception (May 17, 2000) to September 30, 2000 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note F to the financial statements the Company is a start up enterprise and presently does not have capital resources which raises doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustment that might arise from the outcome of this uncertainty.



/s/  Charles E. Smith
--------------------
     Charles E. Smith
     Rockwall, Texas
     October 21, 2000

                              JAVA SOLUTIONS, INC.
                           a Development Stage Company

                                 BALANCE SHEETS
                               September 30, 2000


                                     ASSETS
                                     ------
                                                                 Sept 30, 2000
                                                                ----------------
CURRENT ASSETS:
    Cash                                                                   $819
    Accounts receivable                                                      64
                                                                ----------------
      Total current assets                                                 $883

PROPERTY AND EQUIPMENT:
    Website (net of $833 amortization)                                    9,167

                                                                ----------------

TOTAL ASSETS                                                            $10,050
                                                                ================




                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

LIABILITIES                                                                   0

STOCKHOLDERS' EQUITY
    Common stock, $0.001 par value, 25,000,000 authorized,
         3,200,000 shares issued and outstanding                          3,200
    Additional paid-in-capital                                           10,100
    Deficit accumulated during the development stage                     (3,250)
                                                                ----------------
        Total Stockholders' Equity                                       10,050
                                                                ----------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                              $10,050
                                                                ================


















See accompanying notes                F-2

                              JAVA SOLUTIONS, INC.
                           a Development Stage Company

                             STATEMENT OF OPERATIONS
           Period from inception (May 17, 2000) to September 30, 2000


                                                                  Period from
                                                                   Inception
                                                                (May 17, 2000)
                                                                      to
                                                                 Sept 30, 2000
                                                               ----------------

REVENUE:
    Franchise revenue                                                   $1,986
    Sales                                                                    0
                                                               ----------------
      Total revenue                                                      1,986

COST OF SALES:                                                               0
                                                               ----------------

GROSS PROFIT                                                             1,986

OPERATING EXPENSE:
    Depreciation and amortization                                          833
    Consulting - related party                                           2,500
    General and administrative                                           1,903
                                                               ----------------
        Total Operating Expense                                          5,236

                                                               ----------------

NET LOSS                                                               ($3,250)
                                                               ================



Weighted average shares outstanding                                  3,058,824
                                                               ================

Loss per share - basic and diluted                                      ($0.00)
                                                               ================


















See accompanying notes                F-3




                              JAVA SOLUTIONS, INC.
                           a Development Stage Company

           STATEMENT OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT
           Period from inception (May 17, 2000) to September 30, 2000




                                          Common  Stock                             Paid In
                                     Shares            Amount                       Capital             Total
                                 --------------------------------------------------------------    ----------------

Balance,
        May 17, 2000
        (date of inception)                  -0-             -0-                           -0-                 -0-

Shares issued on May 20, 2000 for:
           Cash                          500,000             500                                               500
           Services                    2,500,000           2,500                                             2,500

        July 7, 2000 for:
           Website development           200,000             200                         9,800              10,000

Paid in capital                                                                            300                 300

Net Loss                                                                                                    (3,250)

                                 --------------------------------------------------------------    ----------------
Balance
        September 30, 2000             3,200,000          $3,200                       $10,100             $10,050
                                 ==============================================================    ================

















See accompanying notes                F-4




                              JAVA SOLUTIONS, INC.
                           a Development Stage Company

                             STATEMENT OF CASH FLOWS
           Period from inception (May 17, 2000) to September 30, 2000


                                                                                   Period from
                                                                                    Inception
                                                                                 (May 17, 2000)
                                                                                        to
                                                                                  Sept 30, 2000
                                                                                ----------------

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                                            ($3,250)
    Adjustments to reconcile net loss to net
            cash (used) by operating activities:
                Increase in accounts receivable                                             (64)
                Items not requiring cash - stock issued for services
                Stock issued for services                                                 2,500
                Amortization                                                                833
                Paid in capital (rent)                                                      300
                                                                                ----------------
NET CASH (USED) BY OPERATING ACTIVITIES:                                                    319


CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of assets                                                                        0

CASH FLOWS FROM FINANCING ACTIVITIES:
    Sale of common stock                                                                    500

                                                                                ----------------
    Total cash flows from financing activities                                              500

                                                                                ----------------

NET INCREASE IN CASH                                                                       $819

CASH, BEGINNING OF PERIOD                                                                     0
                                                                                ----------------

CASH, END OF PERIOD                                                                        $819
                                                                                ================




Note:
Non-cash investing activity - the company issued 200,000 shares valued at $0.05 per share for a total of $10,000 for development of its website.












See accompanying notes                F-5

                              JAVA SOLUTIONS, INC.
                           a Development Stage Company

                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 2000

Note A - Nature of Business and Summary of Significant Accounting Policies:
---------------------------------------------------------------------------

History: The Company was organized May 17, 2000 under the name of Java Solutions, Inc. in the State of Nevada and is in the development stage. The Company's business plan outlines its plan of operations which is to purchase and market specialty coffee to its franchisees and over the internet. Its development activities included purchasing the master franchise for Java Centrale and setting up of the Company's website to market coffee over the internet.

Basis of Accounting:
--------------------
It is the Company's policy to prepare its financial statements on the accrual basis of accounting in conformity with generally accepted accounting principles. Sales are recorded as income in the period in which they are earned and expenses are recognized in the period in which the related liability is incurred.

Revenue Recognition:
--------------------
Revenue is recognized when a sale is made. For franchise sales, the Company receives a royalty of franchise sales. All other sales will have the respective cost of sales recognized at time of shipment. The Company has an agreement whereby they will purchase items for shipment only after they have an order which in the short term eliminates the need for carrying an inventory.

Cash and Cash Equivalents:
--------------------------
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Loss per Common Share:
----------------------
Loss applicable to common share is based on the weighted average number of shares of common stock outstanding during the period presented.

Accounting Estimates:
---------------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                              JAVA SOLUTIONS, INC.
                           A Development Stage Company

                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 2000

Note A - Nature of Business and Summary of Significant Accounting Policies
--------------------------------------------------------------------------
(con't):
--------

Stock based compensation:
-------------------------
The Company accounts for stock based compensation in accordance with FAS 123 and APB No. 25 and the Financial Accounting Standards Board Interpretation No. 44. This requires that we base the issuance of stock at the fair value of the consideration received.

Software Development Costs:
---------------------------
The Company accounts for its software development costs under the provisions of Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which was issued by the AICPA in 1998. This requires the capitalization of the costs incurred in connection with developing or obtaining internal-use software.

Income Tax:
-----------
The Company is subject to the greater of federal income taxes computed under the regular system or the alternative minimum tax (ATM) system. The Company uses an asset and liability approach for the accounting and financial reporting of income tax as required by SFAS No. 109. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

Note B - Web site:
------------------

The Company's primary asset is its web site which is the center of its operational and income generating activities for which it paid $10,000. The cost of the web site is being amortized over three years starting in July 2000, the first full month of operation.

The cost of developing the web site is accounted for under the provisions of Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", which was issued by the AICPA in 1998. This requires the capitalization of the costs incurred in connection with developing or obtaining internal-use software.

In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 (FIN No. 44) "Accounting for Certain Transactions Involving Stock Compensation", an interpretation of APB Opinion No. 25" which was effective July 1, 2000. The website development was paid for by issuing 200,000 shares of common stock, the value of which was $0.05 per share which was arbitrarily determined and negotiated since there was no readily determinable market value for the Company's shares.

                              JAVA SOLUTIONS, INC.
                           A Development Stage Company

                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 2000


Note C - Stockholders' Equity:
-----------------------------

Common Stock:
-------------
The Company is authorized to issue 25,000,000 common shares of stock at a par value of $0.001 per share. These shares have full voting rights. At September 30, 2000, there were 3,200,000 shares outstanding respectively. The Company has not paid a dividend to its shareholders.

Common stock issuances
----------------------
On May 20, 2000, the Company issued 3,000,000 shares to the President for $3,000, comprised of $500 cash and $2,500 of her services. The services were valued at $1,500 and the stock issued at par.

On July 7, 2000, the Company issued to unrelated parties 200,000 shares for the development of its website valued at $10,000. The value assigned of $0.05 per share was arbitrarily determined and negotiated by the Company and the developers of the website since there was no readily determinable market value for the shares.

Note D - Income Taxes:
----------------------

The Company had a net operating loss of $3,250 for the period presented. The Company's year end is September 30. No deferred tax asset has been recognized for the operating loss as any valuation allowance would reduce the benefit to zero.

         Operating losses expire:           2020              $3,250

The Company has adopted the asset and liability method of accounting for income taxes as required by SFAS No. 109. In accordance with SFAS No. 109, the Company has recorded a valuation allowance equal to the deferred tax asset as a result of the Company's "going concern" opinion referred to in Note F and the uncertainty that it will be realized.

                              JAVA SOLUTIONS, INC.
                           A Development Stage Company

                          NOTES TO FINANCIAL STATEMENTS
                               September 30, 2000

Note D - Income Taxes (con't):
-----------------------------

The components of the provision (benefit) for income taxes included in the financial statements as of September 30, 2000 are as follows:

Deferred tax assets:
Net operating loss carryforwards                                  $( 1,105)
Valuation allowance                                                  1,105
                                                                  ----------
Total deferred income tax assets                                        -0-
Total deferred income tax liabilities                                   -0-
                                                                  ----------
Net deferred income tax assets                                    $     -0-

The Company's effective tax rate on a pre-tax income (loss) from continuing operations differs from the U.S federal statutory rate as follows:

U.S. federal statutory rate                                          ( 34)%
Increase (decrease) in rates resulting from:
         Change in valuation allowance for deferred tax asset          34 %
                                                                  ---------
Effective tax rate                                                     0  %

Note E - Related Party Transactions:
-----------------------------------

In  May  2000,  the  Company  issued  to  its  President   3,000,000  shares  in
consideration for $3,000, comprised of $500 cash and $2,500 of her services. The services were valued at $2,500 and the stock was issued at par.

Note F - Going Concern:
-----------------------

The Company has minimal capital resources available to meet obligations expected to be incurred given that it is a start up enterprise. Accordingly, the Company's continued existence is dependent upon the successful operation of the Company's plan of operations, selling common stock in the Company, or obtaining financing. Unless these conditions among others are met, the Company may be unable to continue as a going concern.

         No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this Prospectus. If given or made, such other information or representation'; must not he relied upon as having been authorized by the Company or by any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an otter to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

           TABLE OF CONTENTS
Prospectus Summary                                                           2
Corporate Information                                                        2
Risk Factors                                                                 3
Forward Looking Statements                                                   4
Dilution                                                                     4
Plan of Distribution                                                         6
Use of Proceeds                                                              6
Description of Business                                                      7
Plan of Operations                                                           8
Description of Property                                                      9
Director's, Executive Officers and Significant Employees                     10
Remuneration of Officers and Directors                                       10
Interest of Management and Others in Certain Transactions                    11
Principal Shareholders                                                       11
Securities Being Offered                                                     11
Relationship with Issuer of Experts Named in Registration Statement          12
Legal Proceedings                                                            12
Changes In and Disagreements with Accountants on Accounting
         and Financial Disclosure                                            12
Disclosure of Commission Position of Indemnification for
         Securities Act Liabilities                                          12
Legal Matters                                                                13
Experts                                                                      13
Dividend Policy                                                              13
Transfer Agent                                                               13
Financial Statements                                                         F-1

Until the (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.          Indemnification of Directors and Officers

         Our Articles of Incorporation and our Bylaws limit the liability of directors to the maximum extent permitted by Nevada law. We carry no director or executive liability insurance.

Item 2.          Other Expenses of Issuance and Distribution

         All expenses, including all allocated general administrative and overhead expenses, related to the offering or the organization of the Company will be borne by the Company.

         The following table sets forth a reasonable itemized statement of all anticipated out-of-pocket and overhead expenses (subject to future contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting the minimum and maximum subscription amounts.

                                                  Minimum              Maximum
                                                 --------            ---------
        SEC Registration Fee                     $    269            $     269
        Printing and Engraving Expenses             2,000               19,000
        Legal Fees and Expenses                     3,500                5,000
        Edgar Fees                                  1,800                1,800
        Accounting Fees and Expenses                4,000                2,500
        Blue Sky Fees and Expenses                  5,000                5,000
        Miscellaneous                                 200                  200
                                                 --------            ---------
                  TOTAL                          $ 16,769            $  33,769

Item 3.        Undertakings
                The Registrant hereby undertakes to:
         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:
                (i) Include any prospectus required by section 10(a)(3) of the Securities Act; and
                (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement.
         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
                Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                      11.1

Item 4.          Unregistered Securities Issued or Sold Within One Year

        The Company sold on May 17, 2000 to its founder 3,000,000 shares of common stock which was issued to him for $3,000, composed of $500 cash and $2,500 of his services. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction during May 2000, the founder, sole officer and director purchased stock for a combination of $500 cash and $2,500 of services.

        The Company issued 200,000 shares on July 7, 2000 in consideration for building and developing the website. This stock was valued at $10,000 or $0.05 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction on July 7, 2000, the company developed the web site in exchange for 200,000 shares of stock valued at $0.05 per share or a total of $10,000. The purchasers were sophisticated investors who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

Item 5.       Exhibits

                The  following  Exhibits  are filed as part of the  Registration
Statement:

Exhibit No.      Identification of Exhibit
   3.1    -     Articles of Incorporation
   3.2    -     By Laws
   4.2    -     Specimen Stock Certificate
  10.4    -     Subscription Escrow Agreement
  10.6    -     Form of Subscription Agreement
  23.1    -     Opinion of T. Alan Owen & Associates, P.C. Attorneys at Law
  23.2    -     Consent of T. Alan Owen & Associates, P.C. Attorneys at Law
  23.3    -     Consent of Charles E. Smith, Certified Public Accountant






                                      11.2

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorizes this Registration Statement to be signed on its behalf by the undersigned, being duly authorized, in the City of Spring, State of Texas, on the date indicated below.

                                            Java Solutions, Inc.


                                            By:  /s/  Shannon Sherer
                                                -------------------------
                                                Shannon Sherer, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Signature                           Title                      Date
------------------------------      ---------------------      ----------------


 By:  /s/  Shannon Sherer           President, Secretary,
     -------------------------      Treasurer; Director        October 25, 2000
           Shannon Sherer